Correspondence

Michael A. Goldstein mgoldstein@beckerlawyers.com Phone: (212) 440-5988 45 Broadway, 17th Floor New York, New York 10006

September 15, 2022

Via EDGAR

Division of Corporation Finance

Office of Life Sciences

Securities and Exchange Commission

Washington, D.C. 20549

Attn.:	Ms. Doris Stacey Gama Mr. Joseph McCann Ms. Christine Torney Mr. Brian Cascio

Re:	Mana Capital Acquisition Corp Amendment No. 2 to Registration Statement on Form S-4 Filed August 23, 2022 File No. 333-265308

Dear Ms. Gama, Mr. McCann, Ms. Torney and Mr. Cascio:

On behalf of our client, Mana Capital Acquisition Corp, a Delaware corporation (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchanges Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated September 8, 2022 on Amendment No. 2 to the Company’s Registration Statement on Form S-4 filed on August 23, 2022 (the “Registration Statement”).

Concurrently with the submission of this letter, the Company is submitting Amendment No. 3 to its registration statement on Form S-4 (the “Amended Registration Statement”) via EDGAR to the Commission.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Amended Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Amended Registration Statement.

Amendment No. 2 to Registration Statement on Form S-4

Cardio, page 11

1.	We refer to comment 4 from our letter dated July 25, 2022 and reissue the comment in part. Your recent amendment indicates that Cardio reported no revenues for the second straight quarter. Accordingly, please revise to remove the disclosure on page 11 and elsewhere stating that Cardio has commercialized epigenetics-based clinical tests for cardiovascular disease or, alternatively, provide context to those statements by explaining that you reported $901 of revenues from market testing in 2021 and, if true, that you have not made any sales in 2022.

The Company acknowledges the Staff’s comment and has revised the disclosure in the Amended Registration Statement on page 11 and elsewhere to explain and highlight that Cardio has only earned $901 in revenue since inception, all of which was earned in 2021, explaining that this is primarily due to management being focused on establishing long-term relationships with customers believed to be more lucrative revenue sources in the future, but that take many months or longer, to establish.

Basis for MANA Board of Directors' Recommendation - Fairness Opinion, page 79

2.	We note your revised disclosure on page 79 in response to prior comment 4. Please also revise the summary on page 17 where you first discuss the fairness opinion, as well as the risk factor disclosures on page 39 concerning the unreliability of the projections, to explain that Benchmark based its fairness opinion in part upon Cardio’s FY2025 and FY2026 projections notwithstanding the view of MANA's Board that these projections are inherently unreliable.

The Company acknowledges the Staff’s comment and has revised the disclosure in the Amended Registration Statement to provide the information requested in this comment. See pages 17 and 39 of the Amended Registration Statement.

Cardio’s Business

Company Overview, page 109

3.	We note your revised disclosure in response to prior comment 5, including your disclosure that you plan to have aggregate funds ranging between approximately $15 million to approximately $75 million. Please revise the two accompanying tables to show the use of proceeds at those two levels. To the extent that the funds are insufficient to achieve any of the seven purposes, then please disclose the additional funding that would be required to achieve each such purpose.

The Company acknowledges the Staff’s comment and has revised the disclosure in the Amended Registration Statement on page 109. Having had an opportunity to discuss this comment with the Staff, the Company realized that there was a typographical error in the Maximum Redemptions table which may have given rise to the comment. The typographical error in the range of proceeds for the line item, “Strategically expand testing process outside of a single high complexity CLIA lab to multiple labs, including hospital laboratories,” has been corrected. As a result, the list of the seven currently anticipated uses of proceeds set forth in that table are in line with the receipt of the minimum proceeds of approximately $15 million.

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Thank you for your assistance in this matter. Please contact the undersigned or Jie Chengying Xiu with any questions or further comments. Our email addresses are, respectively, jxiu@beckerlawyers.com and mgoldstein@beckerlawyers.com.

Very truly yours,

Becker & Poliakoff, LLP

By:	/s/ Michael A. Goldstein, Esq.

cc:	Jonathan Intrater (Mana Capital)
Jie Chengying Xiu, Esq. (Becker)
P. Rupert Russell, Esq. (Shartsis Friese LLP)